FAIRNESS OPINION

Alpine Air Express, Inc.

As of

July 22, 2011

Prepared by

HOULIHAN VALUATION ADVISORS

4525 Wasatch Blvd, Suite 333

Salt Lake City, UT 84124

Tel: (801) 322-3300; FAX: (801) 277-0100

July 22, 2011

July 22, 2011

Special Committee of the Board of Directors

Alpine Air Express, Inc.

1177 Alpine Air Way

Provo, UT 84601

Re: Fairness Opinion – Repurchasing fractional shares following a reverse stock split from

Minority Shareholders.

Dear Sirs:

Houlihan Valuation Advisors (“HVA”) understands a transaction is contemplated whereby Alpine Air Express, Inc. (“Alpine” or “the Company”) plans to effect a one-for-two thousand reverse stock split (“Reverse Stock Split”) of its issued and outstanding shares of common stock followed by a purchase of a fractional shares created by such Reverse Stock Split and after purchase of the fractional shares, effect a two thousand-for-one forward stock split (“Forward Stock Split”) of the issued and outstanding shares of common stock (collectively the Reverse Stock Split, purchase of fraction shares and Forward Stock Split are referred to herein as the “Transaction”).  As part of the Transaction, no fractional shares will be issued and all owners of fractional interests will have their shares purchased by the Company at a predetermined price per share. The purchase of the fractional interest is considered to be minority interests in Alpine’s common stock. Those shareholders who will have their shares of Alpine purchased (“unaffiliated non-continuing stockholders”) will receive cash in exchange for their fractional interests.

HVA has been retained by the Special Committee of Board of Directors (“the Special Committee”) to render a written opinion (the "Opinion") as to the fairness of the Transaction to the unaffiliated non-continuing shareholders and the unaffiliated continuing shareholders of Alpine from a financial point of view. The Opinion is as of July 22, 2011 and is valid as of that date.

The Transaction

It is contemplated that a reverse split will be executed by the Company in the third quarter of 2011 in connection with a proposed Amendment to Alpine’s Articles of Incorporation (“the Amendment”). The holder of the majority of the issued and outstanding shares of the Company’s common stock is Eugene Mallette (“the Principal Shareholder”) who currently controls approximately 80.43 percent of Alpine’s common stock. The Principal Shareholder has indicated that he will approve the amendment by written consent.

Alpine had approximately 701 shareholders of record holding an aggregate of 34,370,857 shares of common stock as of June 19, 2011. Pursuant to the Transaction, the Company will effectuate a one-for-two thousand reverse stock split whereby the Company resulting in approximately 17,185 shares issued and outstanding, and will redeem all fractional interests from the redeemed shareholders, estimated to be 325,606 whole shares, at a cost of $53,666 or $0.16482 per share.  Finally, a two thousand-for-one forward split will occur increasing the number of shares issued and outstanding to 34,045,251.

After the Transaction, the Company will have approximately 244 shareholders of record holding 34,045,251 shares of common stock. The Principal Shareholder will control 81.45 percent of the Company’s stock, while the directors and officers of the Company will control 86.22 percent of Alpine’s stock.

Background

Alpine is a small, thinly traded public company. The directors and officers of the Company as a group currently own and/or control 85.40 percent or 29,354,242 of the 34,370,857 issued and outstanding shares of the Company’s common stock. Of that, Eugene Mallette (CEO and Director) owns 80.68 percent of the Company’s common stock.

Since the enactment of the Sarbanes-Oxley Act, the Company has incurred costs associated with reporting requirements that it deems to be greater than the benefit the Company receives by being a reporting company. Therefore, Alpine has made a decision to reduce the number of shareholders, cease to be a reporting company and de-list its stock from the over-the-counter marketplace.

Alpine Air Express, Inc.

Alpine Air Express, Inc. is a Delaware corporation engaged in the air cargo transport business through its wholly owned subsidiary Alpine Aviation, Inc. ("Alpine Aviation"), which is a Utah corporation. Alpine Aviation was organized in the state of Utah on October 7, 1975, and has been operated by the same management since 1986.

Alpine Aviation is an air cargo operator transporting mail packages and other time-sensitive cargo to 19 cities in the western region of the mainland United States. Alpine Aviation began its operations in 1972 with the intent of being a regional charter service and cargo carrier. After present management acquired control in 1986, Alpine Aviation shifted its focus from chartered passenger services to the air cargo services.

Alpine Air Express, Inc. was formed in April, 1994, under the name Riverside Ventures, Inc. Prior to its acquisition of Alpine Aviation in June 2000 Alpine Air had no business operations and was actively looking for a business with which to merge or acquire in an effort to create value for its shareholders. On June 12, 2000, Alpine Air, under its former name, entered into an agreement and plan of reorganization with Alpine Aviation, pursuant to which Alpine Air acquired all of the outstanding shares of Alpine Aviation. Pursuant to the terms of the reorganization, Alpine Air Express issued 9,895,000 shares of its common stock to the stockholders of Alpine Aviation in exchange for all of the issued and outstanding shares of Alpine Aviation. As a result of the reorganization, Alpine Aviation became a wholly owned subsidiary of Alpine Air. As a further result of the reorganization, the management of Alpine Aviation assumed control over Riverside Ventures, Inc. and changed the company's name to the current name of Alpine Air Express, Inc.

The reorganization has been treated as a reverse merger, with Alpine Aviation as the surviving entity for accounting purposes, and Alpine Air the surviving entity for corporate operating and branding purposes.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Alpine is headquartered in its owned facility located at 1177 Alpine Air Way in Provo, Utah. This facility is on leased property at the Provo Municipal Airport. The hangar consists of a 21,000 square foot building owned by Alpine Air. In addition, the Company leases approximately 14,000 square feet of facilities in Billings, Montana at the Logan International Airport. The facilities are comprised of 1,755 square feet of office space, 8,645 square feet of hangar, and 3,630 square feet for ground support.

As of the June 18, 2011, Alpine had 109 employees with 61 being full-time including: 10 administrative employees, and 62 in flight operations of which 23 are pilots. None of the Company’s employees belong to a labor union or have employment contracts.

HVA Review and Analysis

In delivering this opinion, HVA has reviewed, among others, the following:

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Riverside Ventures, Inc.—Certificate of Incorporation;

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Riverside Ventures, Inc.—By-Laws;

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Alpine Air Express, Inc.—Certificate of Amendment for name change dated 07/05/2000;

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Alpine Air Express, Inc.—Certificate of Amendment dated 12/21/2005 changing number of authorized shares of common and preferred stock;

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Alpine Air Express, Inc.—Summary from Delaware Secretary of State summarizing all documents filed as of 01/06/2000;

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Alpine Aviation, Inc.—U.S. FAA Air Carrier Certificate dated August 1, 1979;

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Alpine Air Express, Inc. Report to the Special Committee of the Board of Directors  dated July 21, 2011;

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Alpine Air Express, Inc. Draft Schedule 14A Information Statement of July 21, 2011, July 20, 2011, July 12, 2011 and of June 24, 2011;

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Alpine Air Express, Inc. Draft Schedule 13E-3 Transaction Statement of July 20, 2011, July 12, 2011 and of June 30, 2011;

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Alpine Air Express, Inc. Audited financial statements for the fiscal years ended October 31, 2010, 2009, 2008, 2007 and 2006;

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Alpine Air Express, Inc. internally generated income statements (unaudited) for the six-month periods ended April 30, 2011 and 2010; and five-month periods ended March 31, 2011 and 2010;

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Alpine Air Express, Inc. internally generated balance sheet (unaudited) as of March 31, 2011;

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Alpine Air Express, Inc. Form 10-K for the year ended October 31, 2010, filed January 26, 2011;

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Alpine Air Express, Inc. Form 10-K/A for the year ended October 31, 2009, filed October  12, 2010;

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Alpine Air Express, Inc. Form 10-K/A for the year ended October 31, 2008, filed January 28, 2009;

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

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Alpine Air Express, Inc. Form 10-KSB for the year ended October 31, 2007, filed January 29, 2008;

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Alpine Air Express, Inc. Form 10-KSB/A-1 for the year ended October 31, 2006, filed May 23, 2007;

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Alpine Air Express, Inc. Form 10-Q for the quarter ended April 30, 2011, filed June 13, 2011;

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Alpine Air Express, Inc. Form 10-Q for the quarter ended April 30, 2010, filed June 14, 2010;

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Alpine fixed asset schedule as of 3/31/11;

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Research on the Air Freight Industry including: IBISWorld Global Logistics – Air Freight; December 2010;

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The Stock Purchase Agreement and related documents between SCS Inc. and Alpine Air Express, Inc. dated February 24, 2011;

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Key Value Data, National Economic Report, January 2011;

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Annual Statement Studies 2010-2011. RMA;

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SBBI Valuation Edition 2011. IbbotsonAssociates;

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Reviewed Alpine’s capitalization table as of July 19, 2011 and a pro forma capitalization post Transaction prepared by the Company;

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Pratt StatsTM, Mergerstat/Shannon Pratt’s Control Premium StudyTM, and Mergerstat’s databases; and

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Information available on Alpine’s web site pertaining to company background information and services (www.alpine-air.com).

In addition to a review of the above-described documents, the following analytical procedures, among others, were conducted in arriving at our Opinion:

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HVA traveled to Provo, UT in April of 2011 and met with representatives of Alpine and conducted discussions regarding matters pertinent to our analysis. Subsequent to the site visit, numerous phone conversations were held between HVA and Alpine and its agents.  During the site visit and telephone conversations, inquiries were made of certain officers of Alpine who have senior responsibility for operating matters regarding: (i) the operations, financial condition, future prospects and projected operations and performance of Alpine; (ii) whether management is aware of any events or conditions which might cause any of the assumptions set forth in this Opinion to be incorrect; and (iii) whether management is aware of any material change in Alpine’s assets, financial condition or business outlook since October 31, 2010, the date of the Alpine’s most recent audit or April 30, 2011, the date of the Company’s most recent internally generated financial statements;

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Prepared a valuation of Alpine as of March 31, 2011, dated May 25, 2011;

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

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Prepared a letter of update to the March 31, 2011 valuation for the Special Committee of the Board of Directors dated July 21, 2011, updating the relevant analyses and providing a current fair value estimate of Alpine;

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Generally recognized financial analysis and valuation procedures were undertaken to ascertain fair market value ranges of Alpine. The analyses included the public guideline company method (market approach), the comparable company transaction analysis (market approach), hypothetical liquidation analysis (cost approach), single period capitalization of future earnings (income approach), recent transaction analysis (transaction approach) and recent trading history analysis of Alpine’s stock (transaction approach). This guideline company data was provided SEC Forms 10K and 10Q, and other information from YahooFinance; comparable company transaction data was provided by Factset/Mergerstat and PrattStatts databases; data on the recent transactions in Alpine’s stock was provided by Company management; hypothetical liquidation data was provided by Company management, and the recent trading history was provided by the market and presented on google’s finance page;

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Reviewed and analyzed publicly available transaction data for the air cargo and logistics industries;

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Public market data for comparable companies was reviewed and analyzed relative to market valuation ratios and multiples;

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A review and analysis of private market data for comparable companies relative to market valuation ratios and multiples was conducted;

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Reviewed the air cargo and logistics industries and the outlook for the two segments;

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Reviewed the general economic outlook of the US economy, and capital markets; and

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Performed such other analyses and reviewed and analyzed such other information as HVA deemed appropriate.

HVA Valuation as of March 31, 2011

Prior to preparing this Opinion, HVA conducted a valuation of Alpine as of March 31, 2011.  In our analysis, HVA looked at Alpine as a going concern and on an orderly liquidation basis. When the various valuation approaches associated with a going concern were analyzed and compared to the estimate of value derived from a hypothetical liquidation, the value estimate derived from a hypothetical liquidation was lower. Therefore, the final estimate of value was based upon approaches associated with a going concern. However, that conclusion of value was only slightly higher than the orderly liquidation approach.

This same methodology was followed in analyzing the proposed transaction and the conclusion reached was similar; that the estimate of value on a hypothetical liquidation basis was lower than the estimate of value derived by methodology pertaining to a going concern.

A letter of update to the March 31, 2011 valuation was provided to the Special Committee of the Board of Directors in which HVA updated the relevant analyses relied upon to provide a current estimate of the fair value of Alpine’s common equity. The letter was dated July 21, 2011.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Other Considerations

In conducting our analysis and rendering the Opinion as expressed herein, we have taken into account general economic, monetary, political, market and other conditions as well as our experience in connection with similar transactions and securities valuation generally. The Opinion is based upon all such conditions as they exist currently and can be evaluated on the date hereof. Existing conditions are subject to rapid and unpredictable changes and such changes could impact the Opinion.

In rendering this opinion, HVA did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Alpine furnished to it by Alpine. HVA has assumed that all such information is accurate and complete. HVA has further relied on assurances of management of Alpine that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading.

With respect to financial forecasts or expressions of future financial performance provided to HVA by Alpine management, HVA has assumed, for the purposes of this opinion, that the forecasts and future expectations have been reasonably prepared on bases reflecting the best available estimates and judgments of management at the time of preparation as to the future financial performance of Alpine. We have relied upon the assurances of the management of the Company that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. We are unaware of and have not received any information that would lead us to believe that it was unreasonable to utilize the aforementioned projections as part of our analysis related to the Opinion. However, we assume no responsibility for the projections or the assumptions relating to them.

Company management has represented to HVA that there has been no material change in Alpine’s assets, financial condition, results of operations, business or prospects since either (i) October 31, 2010, the date of Alpine’s most recent audited financials or (ii) April 30, 2011, the date of the most recent internally generated financial statements. HVA’s conclusions and opinion are necessarily based upon these financial statements as well as economic, market and other conditions and the information made available to HVA as of the date of this Opinion. Should any of this data change or not be accurately presented, this could have a material effect on HVA’s Opinion and conclusion. HVA expresses no opinion on matters of legal, regulatory, tax or accounting nature related to the Transaction.

We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the capital stock or assets of Alpine. Furthermore, we have not negotiated the Transaction or advised you with respect to alternatives to it.

Summary of HVA’s Analysis

HVA performed a number of analyses to determine a range of value for Alpine. Among others, the analyses included:

Review of Company Operating Results

Revenue during the period 2006-10 remained fairly constant after minor fluctuations in FY2007 and FY2008.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

	2006	2007	2008	2009	2010	5 Year Average
Revenue	20,156,657	18,380,301	19,840,376	20,464,409	20,118,724	19,792,093
Growth	--	(8.8%)	7.9%	3.1%	(1.7%)	(0.0%)

Cost of revenue fluctuated in gross amounts each year reflecting a slight decrease from FY2006 to FY2010, resulting in a compound annual growth rate of (2.7 percent). Cost of revenue as a percent of revenue ranged from 67.8 percent in FY 2007 to 82.6 percent in 2008, averaging 75.2 percent for the period. The table below illustrates how Alpine Air’s cost of revenue as a percent of revenue fluctuated over the period and provides growth rates.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Cost of Revenue	15,768,378	12,468,243	16,378,631	15,733,309	14,149,394	14,899,591
Cost Margin	78.2%	67.8%	82.6%	76.9%	70.3%	75.2%
Growth Rate	--	(20.9%)	31.4%	(3.9%)	(10.1%)	(2.7%)

The resulting gross profit fluctuated over the period between $3.5 million and $6.0 million. In relative terms, gross margin fluctuated between 17.4 percent in FY2008 and 32.2 percent in FY20007, averaging 24.8 percent for the FY2006-10 period. Gross profit increased at a CAGR of 8.0 percent over the period. The fluctuation in gross margin that occurs in FY2007 and FY2008 corresponds to relative fluctuations in cost of revenue that occurred; FY2007 being relatively lower in cost of revenue and FY2008 being relatively higher in cost than typical.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Gross Profit	4,388,279	5,912,058	3,461,745	4,731,100	5,969,330	4,892,502
Gross Margin	21.8%	32.2%	17.4%	23.1%	29.7%	24.8%
Growth Rate	--	34.7%	(41.4%)	36.7%	26.2%	8.0%

Operating expenses fluctuated over the over the period exhibiting an increasing trend. Operating expenses increased at a CAGR of 6.4 percent as the table below illustrates.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Operating Expenses	1,551,211	1,813,018	1,525,241	2,180,645	1,989,749	1,811,973
Expense Margin	7.7%	9.9%	7.7%	10.7%	9.9%	9.2%
Growth Rate	--	16.9%	(15.9%)	43.0%	(8.8%)	6.4%

The Company realized operating income in each year examined ranging from $1.9 million in FY2008 to $4.1 million in FY2007, averaging $3.1 million for the period. Operating income increased at a CAGR of 8.8 percent. The drop in FY2008 is the result of a spike in cost of revenue. Likewise the high in FY2007 is a consequence of lower than normal cost of revenue. Alpine Air’s operating margin fluctuated significantly from year to year, averaging 15.7 percent for the period.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

	2006	2007	2008	2009	2010	’06 – ’10 Average
Operating Income	2,837,068	4,099,040	1,936,504	2,550,455	3,979,581	3,080,530
Operating Margin	14.1%	22.3%	9.8%	12.5%	19.8%	15.7%
Growth Rate	--	44.5%	(52.8%)	31.7%	56.0%	8.8%

Other Income (Expenses) was negative in each year examined and generally exhibited an increasing trend the deficit increased from 2006 to 2010 at a CAGR of 62.6 percent. The two largest components of the category are interest expense which is partially offset by the gain on sale of assets.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Other Income (Expense)	(68,473)	(180,856)	(125,391)	(921,444)	(478,944)	(355,022)
Other Margin	(0.3%)	(1.0%)	(0.6%)	(4.5%)	(2.4%)	(1.8%)
Growth Rate	--	164.1%	(30.7%)	634.9%	(48.0%)	62.6%

The Company recognized net income in each of the five years examined. Net margin ranged from a low of 5.5 percent in 2009 to a high of 17.2 percent in 2007, averaging 9.5 percent for the five years. The CAGR for Alpine Air’s net income was 3.0 percent for the period.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Net Income	1,711,215	3,156,548	1,376,301	1,120,011	1,925,637	1,857,942
Net Margin	8.5%	17.2%	6.9%	5.5%	9.6%	9.5%
Growth Rate	--	84.5%	(56.4%)	(18.6%)	71.9%	3.0%

HVA made the following adjustment to net income: gains from the sale of assets were subtracted. This has been done to get a sense of the Company’s earning capacity without non-operating items or extraordinary income or charges. The Company’s adjusted net income, adjusted net margin and growth rate are presented below.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Adjusted Net Income	1,346,741	2,182,565	813,124	1,009,424	1,905,509	1,451,473
Adjusted Net Margin	6.7%	11.9%	4.1%	4.9%	9.5%	7.4%
Growth Rate	--	62.1%	(62.7%)	24.1%	88.8%	9.1%

Profitability

Alpine Air’s profitability as measured by return on assets and return on equity, both adjusted and not adjusted, was relatively stable from over the period with the exception of 2007 when cost of revenue experienced a significant decrease resulting in higher profits.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

	2006	2007	2008	2009	2010	’06 – ’10 Average
Return on Assets	7.5%	13.4%	5.4%	4.2%	6.9%	7.5%
Adjusted Return on Assets	5.9%	9.2%	3.2%	3.8%	6.9%	5.8%

Return on Equity	43.2%	50.8%	23.2%	17.1%	24.0%	31.7%
Adjusted Return on Equity	34.0%	35.1%	13.7%	15.4%	23.8%	24.4%

EBITDA

The Company’s adjusted EBITDA ranged from $4.0 million in 2008 to $7.3 million in 2010, averaging $5.6 million. On a relative basis, the EBITDA margin fluctuated between 20.2 percent and 36.3 percent, while averaging 28.1 percent. Alpine Air’s EBITDA CAGR was 11.2 percent for the five years examined.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Adjusted EBITDA	4,779,922	5,985,533	4,015,698	5,689,830	7,309,006	5,555,998
Adj. EBITDA Margin	23.7%	32.6%	20.2%	27.8%	36.3%	28.1%
Growth Rate	--	25.2%	(32.9%)	41.7%	28.5%	11.2%

Turnover Ratios

Turnover ratios measure the efficiency of the Company’s operations by expressing the relationship of one financial item to another. For example, the total asset turnover ratio is express as sales/total assets, which tells the reader how effectively Alpine Air’s assets create revenue; the greater the ratio, the more efficiently the firm’s assets are utilized. The table below presents several turnover ratios that are typically used in financial analysis.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Sales/Receivables (x)	11.1	9.2	8.8	13.9	12.6	11.1
Sales/Net Fixed Assets (x)	1.2	1.1	1.0	1.0	0.9	1.0
Sales/Total Assets (x)	0.9	0.8	0.8	0.8	0.7	0.8
Cost of Revenue/Inventory (x)	11.1	9.0	9.1	8.5	7.4	9.0

Financial Risk & Liquidity

Alpine Air’s leverage was significant over the period, the largest component of debt being long-term debt related to aircraft financing. Overall, the Company was more leveraged than its industry group peers (discussed in the following pages) but as the table below shows, was not cause for alarm.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Total Debt/Total Assets	30.0%	30.6%	38.5%	36.7%	30.8%	33.3%
Long-Term Debt/Equity	135.5%	96.1%	131.9%	116.5%	90.9%	114.2%
Total Liabilities/Total Assets	49.5%	38.6%	46.9%	47.3%	44.3%	45.3%

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

The Company's liquidity, as measured by the current ratio and quick ratio, remained relatively stable and demonstrated that its current assets were sufficient to meet its current liabilities. Alpine Air’s interest coverage ratio, an indicator of the Company’s debt servicing capability, was relatively strong over the five years.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Current Ratio	1.2	1.8	1.5	1.2	1.7	1.5
Quick Ratio	0.6	1.1	0.7	0.6	0.9	0.8
Interest Coverage	4.2	6.6	2.9	3.0	4.3	4.2

In summary, the Company’s performance was relatively stable and profitable over the period. The Company does carry significant debt, which is not unusual in this industry, but is not overly leveraged in HVA’s opinion. This is supported by the three financial indicators in the “Financial Risk and Liquidity” section above that indicate the ability for the Company’s total assets to cover its total debt and total liabilities. Likewise,its current and quick ratios indicate that the Company’s liquidity is acceptable with current assets being able to cover current liabilities 1.5 times. Alpine Air’s interest coverage ratio shows that the Company has the ability to cover its debt financing obligations by a factor of 4.2 times. This analysis gives HVA comfort that the Company’s estimate of value and our opinion as to the fairness of the proposed transaction is supported by Alpine’s operations.

Guideline Company Analysis

This market value approach attempts to determine the value of Alpine by comparing it with other comparable firms or guideline companies traded in active, public markets.  This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share; and a comparative market value of invested capital (MVIC) to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio.  This reflects the market value of equity plus the market value of interest bearing debt per dollar of earnings before interest, taxes, depreciation and amortization. Appropriate ratios for Alpine can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

Ideally, market value ratios for the Company should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many air cargo companies with operations similar to the Company are small, closely-held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Alpine. Therefore, a group of larger publicly traded companies has been selected as being representative of the industry in which the Company operates. Data was provided from SEC Form 10K and 10Q filings, and from Yahoo! Finance.com.  Exhibit 1

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

presents the names and brief descriptions of a sample group of five air cargo companies considered representative of the industry of which Alpine is a member. Although these companies obviously differ somewhat from Alpine, in that they are much larger and enjoy economies of scale and synergies that may not be available to smaller companies such as Alpine, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal. To the extent that the firms in the industry sample group and Alpine are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

Exhibit 2 displays the July 22, 2011, market value ratios of the publicly traded sample group that represent the best guideline companies for use in this analysis.

Alpine is a smaller company than the median of the sample group in terms of total revenues. Alpine’s TTM revenue was $20.6 million compared to the sample group median of $1.3 billion. Alpine’s performance, as measured by net margin, was superior to the median of the sample group. Alpine’s net margin was 9.9 percent (9.8 percent adjusted) compared to the sample group median of 5.3 percent. The Company’s return on equity of 23.2 percent was higher than that of the sample group median of 11.7 percent as was its return on assets (7.0 percent vs. 6.2 percent). Alpine’s debt to equity ratio was higher than the median of the industry sample group (1.0 times vs. 0.0 times). The Company’s liquidity, as measured by the current ratio, was lower than the sample group median (1.7 vs. 2.5). Its asset turnover ratio was inferior to the sample group’s (0.7 times vs. 2.2 times) indicating less efficiency in Alpine’s operations. In terms of growth in revenues, Alpine’s performance for the last fiscal year and last three fiscal years was inferior to the industry group median. The Company’s one-year and three-year revenue growth rates were (1.7 percent) and 3.1 percent respectively compared to the industry group medians of 22.4 percent and 5.2 percent. Alpine’s net income grew by 71.9 percent last year (88.8 percent on an adjusted basis) and had a three-year CAGR of (15.2 percent) or (4.4 percent) on an adjusted basis, while the industry group median net income increased by 41.5 percent last year and had a three-year CAGR of 6.1 percent.

In summary, Alpine appears to represent a less attractive investment opportunity compared to the sample group from the perspective of revenue and net income growth rates, asset turnover ratio, current ratio and debt to equity ratio. Other unfavorable comparisons between the Company and its industry group include its smaller size, and lack of access to public capital markets. However, the Alpine investment opportunity does compare favorably to the group in terms of its superior net margin, EBITDA margin, return on assets, and return on equity.

Normally, this analysis is not performed on publicly traded companies since the market would provide the price based on transactions reflecting the supply and demand for Alpine’s stock. However, it is HVA’s opinion that the Company’s shares do not enjoy an efficient market, characterized by numerous market makers, significant research coverage, and trading activity that could be considered regular in its occurrence with reasonable volume. Accordingly, HVA has endeavored to apply this analysis to Alpine as

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

if the Company were closely-held. The market multiples for Alpine are included in the exhibit for the reader’s edification and fall well below the median observed multiples.

The market ratios are adjusted to account for the differences between the group and Alpine. HVA has selected its ratios by applying a 20 percent discount to account for the Company’s greater leverage and financial risk and a 25 percent discount to account for Alpine’s revenue concentration regarding USPS and UPS. These adjustments were made to each multiple. For the two revenue multiples, HVA also applied a 30 percent premium to account for the Company’s superior net margin and return on equity. This has resulted in the following selected ratios: a price to revenue multiple of 0.86 times, a price to earnings ratio of 7.45 times, a price to book value ratio of 0.83 times, an MVIC to revenue multiple of 0.79 times and an MVIC to EBITDA multiple of 3.02 times.

Exhibit 3 applies the selected market ratios to Alpine’s TTM April 30, 2011, financial results and creates indicated market values, then a 35.0 percent control premium and a 12.0 percent discount for limited marketability is taken to derive estimates of value on a fair value basis (controlling interest). Finally, the value of the Company’s Preferred Stock is deducted from the controlling interest estimate to arrive at the fair value of Alpine’s common equity. This results in the following estimates of value:  A price to revenue estimate of $13.7 million, a price to earnings estimate of $10.1 million, a price to book value estimate of $1.9 million, an MVIC to revenue estimate of $2.2 million and an MVIC to EBITDA estimate of $10.1 million.

HVA has performed this analysis as a sanity check since the Company’s shares actually trade on the OTC market. Since Alpine  is more heavily leveraged than its peer group, the MVIC estimates should be looked at since these multiples look at cash flow available to pay shareholders and debt obligations. Since the Company’s shares trade on the OTC market and the estimates of value are not clustered, HVA will not be weighting any estimates of value from this approach and has include the analysis for the readers information.

HVA has weighted the recent transactions of Alpine stock and recent trading history of Alpine stock in it conclusion as we believe these two analyses, that are methods used in the market approach, are much more relevant to estimating the fair value of Alpine’s common equity and opining on the fairness of the transaction at hand.

Comparable Transaction Analysis

Transactions involving the sale of private and public companies are useful determinants of value however, they indicate what the market values a company for on a control basis.  Therefore, when using market multiples derived from comparable company transactions, a minority discount is applied.  Otherwise the methodology is very similar to that of the public guideline company method.

HVA searched the Mergerstat database under SIC codes 4512 (Air transportation, scheduled) and 4513 (Air courier services). The search for transactions from 2009 to June 30, 2011 resulted in three large foreign passenger airlines and two domestic passenger

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

airlines, none of which is sufficiently comparable to Alpine to be useful in our analysis. No transactions of any kind were identified in the 4513 SIC code occurring between 2009 and June 30, 2011. Likewise, a search of the PrattStatt database using NAICS code 481112 (Scheduled Freight Air Transportaion) did not identify one transaction that occurred between 2009 and June 30, 2011.

Since HVA is utilizing two other methods of the market approach (recent transactions in the Company’s shares, and recent historical trading of Alpine’s shares), HVA believes it has correctly incorporated the market approach in its conclusion.

Income Approach – Single Period Capitalization Analysis

HVA performed a single period capitalization of future earnings for the Company.  This was done by increasing the trailing twelve month adjusted net income by a perpetual growth rate of three percent. Next, this net cash flow estimate was capitalized by dividing it by the discount rate less the long-term growth rate according to Gordon Growth Model. The Gordon Growth Model is expressed as follows:

PV = Next period’s cash flow / (discount rate – long term growth rate)

If it is assumed that all of Alpine's future cash flow will be available to be paid out as dividends to shareholders from the valuation date forward, and if it is further assumed that cash flow will grow at a compound annual rate of 3.0 percent from the TTM April 30, 2011 level, an income value estimate of the common stock of the Company of $7,043,840 is derived after applying a 35.0 percent control premium, a 12.0 percent  marketability discount, and subtracting $6,736,960 of the Company’s Preferred Stock (see Exhibit 4). This figure will be considered in arriving at a final estimate of the fair value of the Company as of that date.

Exhibit 5 identifies and quantifies the various components of the discount rate. As can be seen, the rate of return required on "large company" publicly traded common stocks is approximately 6.7 percent above the prevailing risk-free rate (or 11.2 percent, assuming a risk-free rate of return, as represented by the proxy yield for the 20-Year Treasury Bond rate). The next premium an investor would require from his holding of a minority interest in the Company’s common stock corresponds to a size premium, which can be obtained from looking at Ibbotson’s 10th smallest decile size premium, which corresponds to companies with a market capitalization between $1.22 million and $235.6 million and is estimated to be 6.36 percent. This size premium reflects the additional return investors require due to the inherent risks associated with smaller companies over time. An industry specific premium or discount is applied next; in this case Ibbotson estimates that Air Transportation, Scheduled, and Air Courier Services (SIC Code 451x) are valued at a discount of (0.55 percent) (that is, investors will accept a return that is 0.55 percent lower than the average yield available in the stock market).

Finally, company-specific risks are applied. HVA did not identify any issues in the industry and economic overviews that require addressing here. In the case of Alpine, a 2.0 percent risk premium was applied to account for Alpine’s significant leverage and a 2.0 percent risk premium was applied to acknowledge the Company’s significant client

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

concentration with USPS and UPS. The result is a discount rate of 21.0 percent and a capitalization rate of 18.0 percent. The capitalization rate equals the discount rate minus the long-term growth rate of 3.0 percent.

HVA has given this approach a 50 percent weighting because the Company has had a relatively stable history, the single period capitalization of future earnings does not involve speculation regarding future cash flows and incorporates market inputs related to the discount rate that are seen as generally applicable and relied upon.

Analysis of Recent Transactions of Alpine Stock

Transaction value is the value at which shares of the Company were recently sold.  A recent sale of a security is an indicator of value for both legal and economic purposes.  If an examination of all the relevant facts reveals that the transaction took place at arm's-length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

Meridian Capital

On August 11, 2009, the Company entered into an agreement with Meridian Capital LLC (“Meridian”), whereby Meridian would serve as the exclusive financial advisor and intermediary to Alpine with respect to a possible sale of the Company.

The initial term of the agreement was twelve months, after which it remained in effect until either party provided the other party with a 30-day written notice of termination. HVA understands that the agreement was in effect as of the valuation date.

HVA has been told that although two entities provided their views on Alpine’s enterprise value, no comprehensive due diligence was conducted, no formal letters of intent or understanding were executed, and no formal offers were presented. Management has represented that the conversations were limited and that no documentation exists that would support the potentially interested parties’ thoughts on value nor were there any drafts of transaction documents to review.

SCS, Inc. Transaction

On February 23, 2011, SCS, Inc. sold 1,512,964 shares to Alpine for exactly $150,000 representing a per share price of $0.099143. Given financial sophistication of SCS, the size of the transaction, the nature of its relationship to the Company (or lack thereof), HVA considers this transaction to be an arm’s length transaction that provides utility in deriving an estimate of value for the equity of Alpine.

It should be mentioned however, the price of this transaction reflects a minority position with limited marketability. To derive an estimate of fair value using this data, HVA is required to apply a 35 percent control premium and a 12 percent marketability discount. The premiums and discounts are multiplicative and applied sequentially in the formula below to calculate the fair value per share:

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Fair Value = Fair Market Value x Control Premium x Discount for Lack of Marketability

FV = $0.099143 x (1+35%) x (1-12%)

FV =  $0.11778

Applying this share price to the Company’s 34,475,857 outstanding common shares results in an estimate of value of $4,060,566 on a fair value basis.  This value will be considered and weighted in deriving a final estimate of value for Alpine as of July 22, 2011.

Ron Pattison Transaction

On March 14, 2011, Ron Pattison (Board Member) purchased 356,298 shares from Leonard Burningham for $35,629.80 ($0.10 per share). This transaction is consistent with the price paid in the SCS transaction and yields a similar estimate of value.

FV = $0.10 x (1+35%) x (1-12%)

FV = $0.1188

Applying this share price to the Company’s 34,475,857 outstanding common shares results in an estimate of value of $4,095,732 on a fair value basis.  This value will be considered and weighted in deriving a final estimate of value for Alpine as of July 22, 2011.

APNX 90-Day Trading History

Alpine stock trades on the OTC market under the APNX ticker. Its trading can be characterized as sporadic and thin. Exhibit 6 shows the trading volume that HVA was able to obtain from Google from April 20, 2011, to July 19, 2011 (no data was available for July 20th and 21st, HVA assumes no trades were made). According to this data, some 244,832 shares were sold at value of approximately $28,090 representing a weighted average share price of $0.1147 ($0.11 rounded).  The indicated market capitalization of the Company as of July 21, 2011 on a minority interest basis based on 34,370,857 shares outstanding was $3,780,794.  When a control premium of 35 percent and a marketability discount of 12 percent are applied to this estimate of value, a fair value estimate (controlling interest basis) of $4,491,584 or $0.1307 per share is derived. This estimate will be used to determine the value of Alpine’s common stock as of July 22, 2011.

  HVA has used the trading history from April 20, 2011 to July 19, 2011 (90 days).  These trades were analyzed and given weighting in deriving the going concern value. In fact HVA has weighted each of the two transactions above 12.5 percent and the 90-day trading history 25 percent giving data derived from the market approach a total weighting of 50 percent. This weighting is based upon guidance from Revenue Ruling 59-60 that encourages significant weighting to be placed on estimates of value derived from the marketplace.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Hypothetical Liquidation Value

HVA analyzed the Company’s balance sheet and conducted a hypothetical liquidation value whereby Alpine’s assets and liabilities were adjusted to fair market values from book values.  Then costs of liquidation, operating losses for the liquidation period, and additional related expenses were estimated.  The liabilities and liquidation costs were subtracted from the assets and the result is the equity value.  This value was then compared to the estimate of value for the Company on a going concern basis, which resulted in the liquidation value being the slightly lower value and as such was used as a reality check but received no weighting in arriving at the fair value of Alpine as of the valuation date.

A common alternative measure to book value is the net asset value of a company. A quitting concern concept, net asset value is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what its assets could be sold for (net of liabilities), but is rather a function of how they can be utilized in generating revenue and net income. Furthermore, Company management has indicated that it has no plans to liquidate the Company. In addition, the analysis contained herein indicates that the Company will generate significant positive cash flow on an operating basis in the foreseeable future.

To perform this analysis, HVA has followed certain steps outlined in the “Guide To Business Valuations” by Jay E. Fishman, Shannon P. Pratt, J. Clifford Griffith, and D. Keith Wilson:

1.

Obtain the company’s balance sheet as of or as near as possible to the valuation date;

2.

Adjust the balance sheet, if necessary, for known missing assets or liabilities, or to update the balance sheet to the date of the valuation;

3.

Determine the approach to liquidate the company’s assets;

4.

Determine the amount of proceeds from liquidation net of applicable expenses;

5.

Add or subtract operating profits or losses during the liquidation period;

6.

Subtract the liquidation value of all liabilities; and

7.

Consider the applicability of discounts for marketability and minority interest.

We have endeavored to follow these steps to arrive at a liquidation value.  The Company has provided a balance sheet as of the valuation date.  An assumption was made that the Company’s assets would be disposed of in an orderly liquidation over a period of four to six months.  Proceeds from the liquidation assets and liabilities are presented in Exhibit 7, a hypothetical liquidation schedule for Alpine.

HVA consulted with the Company and made the following adjustments to Alpine’s April 30, 2011 balance sheet:

Accounts Receivable: A/R was reduced by $493,501 reflecting a receivable that management believes will not be collected related to Pineapple Air ($303,024) and other smaller receivables totaling $190,477.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Note Receivable: Note receivable was written down by $100,000 after management represented that it believed it would not collect the amount due in full.

Inventory:  Inventory was reduced by reclassifying $243,228 of work in progress to property and equipment related to engines in the process of being overhauled; adds back $22,609 of allowance for shrinkage and obsolescence; and applies a 40 percent discount to the carrying values of all other inventory, except fuel, to account for the likelihood that the inventory would not necessarily result in receipts equal to book value.  The net adjustment was a reduction of $815,908.

Prepaid Expense: Prepaid expenses were adjusted downward by $99,427 to reflect the reality that certain prepaid expenses are sunk costs at this point and would not be recoverable in an asset sale to pay to the Company’s shareholders.

These adjustments total a net reduction in current assets of $1,508,836.

Property & Equipment: Property and Equipment was adjusted downward by $1,271,275 to reflect management’s estimates of the market value of the aircraft and equipment.

Other Assets: Other assets have been reduced by $133,377 which reflects 100 percent of the booked loan origination fees and UPS credits, which would not be recoverable in an asset sale to pay to the Company’s shareholders.

Adding the property and equipment, and other asset adjustments to the current asset adjustments results in a total reduction in assets of $2,913,488.

Accrued Liabilities: Accrued liabilities have been reduced by $167,500 to reflect certain FAA fees that are no longer an issue.

Deferred Tax Liability: Alpine’s deferred tax liability was reduced by $1,043,475 to account for the difference in the estimated liquidation proceeds and the book value of those assets. Management provided the calculation of $2,913,488 of total assets, less $167,500 of current liabilities which results in a difference of $2,745,988 and applied a 38 percent tax rate to derive the adjustment.

Retained Earnings: Retained earnings is treated as a plug figure to keep the balance sheet in balance. Given the total reduction in assets of $2,913,488 and the reduction in liabilities of $1,210,975, a reduction in retained earnings of $1,702,512 was made.

We have used management estimates for this analysis because no formal asset appraisals on equipment or property have been prepared and management has represented that this is its best estimate for market value.

It is important to note that HVA is not a real property, equipment or inventory appraisal firm, and does not represent itself as having any expertise in these areas.  It is beyond the scope of this study and our expertise to make any independent investigations as to the

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

value of the Company’s real property, equipment or inventory, or to ascertain the accuracy or reliability of estimates of the value from Company management, which were relied upon, and accordingly we offer no opinion as to the accuracy of this data relied upon in the report contained therein.  Those estimates partially form the basis for, and are integral parts of, our valuation analyses and we have assumed without independent verification that they are reasonably accurate.

To reach the liquidation value, we started with adjusted total assets of $25,853,025 and subtracted $12,074,453 of adjusted liabilities and $6,736,960 of preferred stock to reach a net asset value or equity value of $7,041,613. HVA then has subtracted $1,074,097, which represents a five percent discount to account for the fees associated with broker fees, marketing and conducting the liquidation process. This assumption was also discussed and approved with Company management. Finally, we have subtracted $400,000 in operating expenses related to the six months required to liquidate the assets. HVA reviewed the 2010 income statement and estimated that $400,000 is a reasonable estimate of the expenses needed for the liquidation period.

This results in an estimate of net asset or orderly liquidation value of $5,567,515. HVA believes that it has employed its best efforts in this analysis. Alpine management has also represented that its estimates and assumptions are its best efforts to provide accurate assumptions for this analysis. However, HVA is not a real property appraisal firm and management has not obtained real property appraisals for HVA to analyze. Therefore, we have used the analysis as a reality check and have not given this approach any weighting in our final conclusion. For the reader’s edification, the hypothetical liquidation value of $5,567,515 is $96,485 less than HVA’s estimate of fair value of $5,664,000.

Relevant Market and Economic Factors

In rendering its opinion, HVA considered, among other factors, the condition of the U.S. stock markets, particularly as they relate to the air cargo and logistics industries, and the current level of economic activity.

While the foregoing summary describes the analyses and factors that HVA deemed material for presentation to the Board of Directors, it is not a comprehensive description of all analyses and factors considered by HVA. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. HVA believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the HVA Opinion. In performing its analyses, HVA considered general economic, market and financial conditions and other matters, many of which are beyond the control of Alpine. The analyses performed by HVA are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

Limiting Conditions

The Opinion is subject to the following limiting conditions:

1.

Neither HVA nor its principals have any present or intended interest in Alpine. HVA's fees for the Opinion are based on professional time and a charge for the Opinion, and are in no way contingent upon the final conclusions derived.

2.

The Opinion is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. HVA acknowledges that the valuation and fairness opinion will be used by the Company in its filings with the SEC, related to the Transaction.  HVA acknowledges that the valuation and fairness opinion may be made available to shareholders in conjunction with the Transaction. The Opinion and information contained herein are valid only for the stated purpose and date of the study, and should in no way be construed to be investment advice.

3.

It is beyond the scope of the Opinion to render any opinion relative to the solvency or insolvency of Alpine either prior to or following the Transaction.  HVA has not been requested to render such an opinion, and nothing in the Opinion should be construed as such.

4.

This engagement is limited to the production of the Opinion and the conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the Opinion unless prior arrangements for such services have been made.

It is our understanding that the Board of Directors either have had or will have the opportunity to make their own independent investigation of the Transaction, and their decision to participate in the Transaction should be based primarily on such investigation. Delivery of the Opinion to the Board of Directors is subject to the conditions, limitations and assumptions set forth in the Opinion.

This Opinion is for the benefit of the Board of Director.  Any summary of, or reference to, the Opinion, any verbal presentation with respect thereto, or other references to HVA in connection with the Transaction, will in each instance be subject to HVA's prior review and written approval.  HVA acknowledges and approves of the purposes and uses set forth in Paragraph 2 of the preceding Limiting Conditions section. Neither HVA's verbal conclusions nor the Opinion will be used for any purpose other than in connection with the Transaction.

Conclusions

Based upon the foregoing and in reliance thereon, it is our opinion that the consideration to be received by the unaffiliated non-continuing shareholders of Alpine for their shares of common stock to be cashed out as a result of the reverse stock split is fair from a financial point of view to such unaffiliated non-continuing shareholders and unaffiliated continuing shareholders of Alpine as of the date hereof.

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

HVA reserves the right, in the event that events or facts subsequent to the date of the Opinion become known which have a material impact on the value of Alpine, to supplement or withdraw the Opinion.

HOULIHAN VALUATION ADVISORS

/s/Ricardo Miranda_____________________________

_______________________

Ricardo Miranda, ASA

DATE

PRINCIPAL

Fairness Opinion –Alpine Air Express, Inc. as of July 22, 2011

EXHIBIT 1

Alpine Air Express, Inc.

Guideline Public Company Descriptions

Air T, Inc. (AIRT): Air T, Inc., through its subsidiaries, provides overnight air cargo, ground equipment sales, and ground support services. Its overnight air cargo segment offers small package overnight airfreight delivery services on a contract basis to the air express delivery services industry. The company’s ground equipment sales segment manufactures, sells, and services aircraft ground support and other specialized equipment products, including aircraft deicers, scissor type lifts, military and civilian decontamination units, glycol recovery vehicles, and other special purpose mobile equipment. This segment offers its products to domestic and international passenger and cargo airlines, ground handling companies, the United States Air Force and Navy, airports, and industrial customers. Its ground support services segment provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers. As of March 31, 2010, the company operated 80 cargo aircrafts under dry-lease service contracts in the United States and the Caribbean. Air T, Inc. was founded in 1980 and is based in Maiden, North Carolina.

Air Transport Services Group, Inc. (ATSG): Air Transport Services Group, Inc., through its subsidiaries, provides aircraft, airline operations, and other related services primarily to the shipping and transportation industries. The company provides air cargo transportation services; airlift services, including aircraft, aircraft flight crews, and maintenance services; airlift services to other airlines, freight forwarders, and the U.S. military; freight transportation and supply chain management services; passenger transportation primarily to the U.S. military; air charter brokerage services, fuel management, and specialized cargo management services; and warehousing and cargo handling services, as well as leases aircraft. It also provides aircraft maintenance and modification services, aircraft part sales services, equipment leasing and maintenance services, mail handling services for the U.S. Postal Service, and specialized services for aircraft fuel management and freight logistics. The company operates in Europe, Asia, Africa, and the Americas. As of December 31, 2009, its in-service fleet consisted of 62 aircraft. The company was formerly known as ABX Holdings, Inc. and changed its name to Air Transport Services Group, Inc. in May 2008. Transport Services Group, Inc. was founded in 1980 and is headquartered in Wilmington, Ohio.

Atlas Air Worldwide Holdings, Inc. (AAWW): Atlas Air Worldwide Holdings, Inc. provides air cargo and outsourced aircraft operating solutions worldwide. The company operates through four segments: aircraft, crew, maintenance, and insurance (ACMI); air mobility command (AMC) charter; commercial charter; and dry leasing. The ACMI segment offers aircraft that is crewed, maintained, and insured by the company for lease. The AMC charter segment provides full planeload charter flights to the U.S. military. The commercial charter segment provides planeload of capacity charter services to charter brokers, freight forwarders, direct shippers, and airlines. The dry leasing segment provides for the leasing of aircraft and/or engines to customers. The company operates a fleet of Boeing 747 freighters. Its customers include airlines, express delivery providers, freight forwarders, the U.S. military, and charter brokers. It operates in Asia, the Middle-East, Australia, Europe, South America, Africa, and North America. As of December 31, 2009, the company operated a fleet of 747-400 freighter aircraft. Atlas Air Worldwide Holdings was founded in 1992 and is based in Purchase, New York.

C.H. Robinson Worldwide, Inc. (CHRW): C.H. Robinson Worldwide, Inc. operates as a third party logistics company. It provides freight transportation services and logistics solutions to companies in various industries. The company through its contractual relationships with approximately 47,000 transportation companies, including motor carriers, railroads, air freight, and ocean carriers selects and hires the transportation to meet its customers’ freight needs. C.H. Robinson provides a range of value-added logistics services, such as supply chain analysis, freight consolidation, core carrier program management, and information reporting. It also offers fresh produce sourcing and fee-based information services. The fresh produce sourcing service includes buying, selling, and marketing of fresh produce. The company purchases fresh produce through its network of independent produce suppliers and offers them to its customers, including regional and national grocery retailers and restaurants, produce wholesalers, and foodservice distributors. It offers fresh produce under The Fresh 1 and OurWorld Organics brand names, and has license agreements to distribute under various national brand names. It offers Fee-based information service through its subsidiary, T-Chek Systems, Inc., a business-to-business provider of spend management and payment processing services for motor carriers and truck stop chains. This service also includes funds transfer, vendor payments, fuel purchasing, online expense management, and permit procurement services. In addition, the company offers multimodal transportation and logistics services, such as truckload, less than truckload, intermodal, ocean, air, fee-based transportation management services, customs brokerage, warehousing, and other services. As of February 15, 2010, it operated through a network of 235 offices in North America, South America, Europe, Asia, Australia, and the Middle East. C.H. Robinson was founded in 1905 and is headquartered in Eden Prairie, Minnesota.

Expeditors International of Washington, Inc. (EXPD): Expeditors International of Washington, Inc. provides logistics services in the United States and internationally. The company’s services include consolidation or forwarding air and ocean freight; distribution management; vendor consolidating; cargo insurance; purchase order management; and customized logistics information. Its airfreight services comprise the procurement of shipments from its customers; determination of the routing; consolidation of shipments bound for a particular airport distribution point; and selection of the airline for transportation to the distribution point. The company also offers breakbulk services that include receiving and breaking down consolidated airfreight lots and arranging for distribution of the individual shipments. Its ocean freight and ocean services include freight consolidation from Asia to the United States; and handling full container loads. The company also acts as a customs broker, who assists importers to clear shipments through customs by preparing required documentation and calculations, as well as provides other value added services at destination, such as warehousing and product distribution, time definite transportation, and inventory management. In addition, it offers custom clearances for goods moving by rail and truck between the United States, Canada, and/or Mexico. The company’s customers primarily include retailers, distributors of consumer electronics, department store chains, clothing and shoe wholesalers, manufacturers, and catalogue stores. Expeditors International of Washington, Inc. was founded in 1979 and is based in Seattle, Washington.

Source: Yahoo! Finance

EXHIBIT 2
Alpine Air Express, Inc.
Public Market Data - July 22, 2011
Guideline Public Companies

			Revenue	Revenue		Net Inc.	Net Inc.
		TTM	Growth	Growth	TTM	Growth	Growth	Net	TTM	EBITDA	Total	Book	Asset	Return On		Current	Debt/
Company	Ticker	Revenue	Last Year	3 Year Ave	Net Income	Last FY	3 Year Ave	Margin	EBITDA	Margin	Assets	Value	Turnover	Assets	Equity	Ratio	Equity

Air T, Inc.	AIRT	83.4	2.8%	2.1%	2.1	(43.7%)	(14.7%)	2.5%	3.8	4.6%	34.2	26.2	2.4	6.2%	8.1%	3.8	0.0
Air Transport Services Group, Inc.	ATSG	681.6	(19.0%)	5.2%	36.0	41.5%	39.1%	5.3%	258.3	37.9%	915.9	306.9	0.7	3.9%	11.7%	1.0	1.0
Atlas Air Worldwide Holdings, Inc.	AAWW	1,340.1	26.0%	(5.3%)	118.5	87.7%	2.6%	8.8%	270.6	20.2%	1,941.5	1,061.5	0.7	6.1%	11.2%	2.6	0.4
C.H. Robinson Worldwide, Inc.	CHRW	9,565.2	22.4%	8.2%	400.0	7.3%	6.1%	4.2%	709.7	7.4%	2,096.3	1,227.5	4.6	19.1%	32.6%	1.9	0.0
Expeditors International of Washington, Inc.	EXPD	6,227.3	45.8%	4.5%	364.2	43.3%	8.5%	5.8%	668.2	10.7%	2,836.7	1,849.1	2.2	12.8%	19.7%	2.5	0.0

Sample Group Median		1,340.1	22.4%	4.5%	118.5	41.5%	6.1%	5.3%	270.6	10.7%	1,941.5	1,061.5	2.2	6.2%	11.7%	2.5	0.0

Alpine Air Express		20.6	(1.7%)	3.1%	2.0	71.9%	(15.2%)	9.9%	7.5	36.3%	28.8	8.7	0.7	7.0%	23.2%	1.7	1.0
Alpine Air Express - Adjusted		20.6	(1.7%)	3.1%	2.0	88.8%	(4.4%)	9.8%	7.5	36.3%	28.8	8.7	0.7	7.0%	23.2%	1.7	1.0

			Market	Price/	Price/	Price/			MVIC/	MVIC/
			Capitalization	Revenue	Earnings	Book		MVIC	Revenues	EBITDA

Air T, Inc.	AIRT		22.0	0.26	10.4	0.84		15.4	0.18	4.05
Air Transport Services Group, Inc.	ATSG		345.8	0.51	9.6	1.13		598.8	0.88	2.32
Atlas Air Worldwide Holdings, Inc.	AAWW		1,472.4	1.10	12.4	1.39		1,363.4	1.02	5.04
C.H. Robinson Worldwide, Inc.	CHRW		13,316.3	1.39	33.3	10.85		12,956.0	1.35	18.25
Expeditors International of Washington, Inc.	EXPD		10,728.9	1.72	29.5	5.80		9,489.9	1.52	14.20
													Price/	Price/	Price/	MVIC/	MVIC/
Alpine Air Express			3.4	0.17	1.7	0.39		10.6	0.52	1.42			Revenue	Earnings	Book	Revenue	EBITDA

											Median Ratios		1.10	12.4	1.39	1.02	5.04
Sample Group Median			1,472.4	1.10	12.4	1.39		1,363.4	1.02	5.04
Sample Group Average			5,177.1	1.00	19.0	4.00		4,884.7	0.99	8.77	Adjusted Ratios		0.86	7.45	0.83	0.79	3.02

NM = Not Meaningful	NA = Not Available
Source: Forms 10-K and 10-Q

Italics Denote Mulitiples Considered Outliers and Excluded from the Median

EXHIBIT 3
Alpine Air Express, Inc.
Market Value Ratios of the Industry Sample Group
As of July 22, 2011

	Price/	Price/	Price/	MVIC/	MVIC/
	Revenue	Earnings	Book	Revenue	EBITDA
Selected Multiple	0.86	7.45	0.83	0.79	3.02

Alpine Air Express, Inc.
Indicated Market Values

			Indicated		Indicated
			Market		Market
	Alpine Air	Ratio	Value	Less Debt	Value
TTM Revenue April 30, 2011	20,118,724	0.86	17,241,243	NA	17,241,243
TTM Adjusted Earnings April 30, 2011	1,905,509	7.5	14,201,032	NA	14,201,032
April 30, 2011 Book Value	8,744,125	0.83	7,277,704	NA	7,277,704
TTM Revenue April 30, 2011	20,118,724	0.79	15,964,652	8,406,657	7,557,995
TTM EBITDA April 30, 2011	7,477,417	3.0	22,601,855	8,406,657	14,195,198

						Common
	Indicated			Controlling	Less	Equity
	Market	Control	Marketability	Interest	Value of	Controlling
	Value	Premium	Discount	Value	Preferred	Interest
TTM Revenue April 30, 2011	17,241,243	35%	(12.0%)	20,482,597	(6,736,960)	13,745,637
TTM Adjusted Earnings April 30, 2011	14,201,032	35%	(12.0%)	16,870,825	(6,736,960)	10,133,865
April 30, 2011 Book Value	7,277,704	35%	(12.0%)	8,645,912	(6,736,960)	1,908,952

TTM Revenue April 30, 2011	7,557,995	35%	(12.0%)	8,978,898	(6,736,960)	2,241,938
TTM EBITDA April 30, 2011	14,195,198	35%	(12.0%)	16,863,895	(6,736,960)	10,126,935

EXHIBIT 4
Alpine Air Express, Inc.
Trailing Twelve Month Income Statement
Twelve Months Ended April 30, 2011

	TTM	% of Sales
Revenue	20,583,423	100.0%
Cost of Revenue	14,596,656	70.9%
Gross Profit	5,986,767	29.1%	5,986,767

Operating Expenses
S G & A	1,935,799	9.4%
Total Operating Expenses	1,935,799	9.4%

Operating Income (EBIT)	4,050,968	19.7%	4,050,968

Other Income (Expense)
Interest Income	11,066	0.1%
Interest Expense	(794,621)	(3.9%)
Gain on Disposal of Assets	428,452	2.1%
Other Income (Expense)	-	0.0%
Total Other Income	(355,103)	(1.7%)	(355,103)

Income Before Taxes & Preferred Stock Dividend	3,695,865	18.0%	3,695,865
Income Tax Expense	1,667,850	8.1%
Net Income	2,028,015	9.9%	2,028,015

Preferred Stock Dividend Declared	(472,599)	(2.3%)
Net Income Available to Common Shareholders	1,555,416	7.6%	1,555,416

Adjustments to Income Statements
Pre-Tax Income	3,695,865	18.0%	3,695,865
Less: Gain on Sale of Assets	(428,452)	(2.1%)	(428,452)
Adjusted Pre-Tax Income	3,267,413	15.9%	3,267,413

Provision For Income Tax @ 38%	1,241,617	6.0%	1,241,617
Adjusted Net Income	2,025,796	9.8%	2,025,796

Preferred Stock Dividend Declared	(485,243)	(2.4%)	(485,243)
Net Income Available to Common Shareholders	1,540,553	7.5%	1,540,553

Depreciation & Ammortization	3,426,449	16.6%
Adjusted EBITDA	7,477,417	36.3%	7,477,417

Capitalization of TTM Earnings
TTM Adjusted Earnings	2,025,796
Next 12-Month Earnings Projected (103%)	2,086,570

Discount Rate	21.0%
Capitalization Rate	18.0%

Capitalized Value of Projected Earnings (rounded)	$11,600,000
(Marketable Minority Interest Value)
Adjustments to Marketable Minority Interest Value:
Premium for Control	35.0%
Discount for Lack of Marketability	(12.0%)
Adjusted Capitalized Income Value	13,780,800
(Non-marketable Controlling Interest Value)

Less: Value of Preferred Stock	(6,736,960)

Common Equity Capitalized Income Value	7,043,840
EXHIBIT 5
Alpine Air Express, Inc.
Computation of Discount Rate

HVA Build-up Method
Discount Rate:
Market Factors
Risk-Free Rate - 20-Year Treasury Bond		4.50%	20 Year US Treasury Bond Proxy Yield
Common Stock Premium		6.70%	Ibbotson SBBI 2011
Small Stock Premium		6.36%	Ibbotson SBBI 2011
		17.56%	Minority Interest

Industry Premium (Discount)
Air Transportation Scheduled and Air Courier Services (SIC 451x)		(0.55%)	Ibbotson SBBI 2011
		17.01%

Company-Specific Risks
Risk Premium for Greater Leverage		2.0%
Risk of Client Concentration		2.0%
Adjusted Rate for Company Specific Risks		21.0%

Build-up Discount Rate		21.0%

Capitalization Rate

Cost of Equity Capital		21.0%
Less: Long-Term Growth Rate		3.0%
Capitalization Rate		18.0%

EXHIBIT 6
Alpine Air Express, Inc.
Historical Closing Prices
April 20, 2011 to July 19, 2011 (90 Day History)
						Share	Dollar
Date	Open	High	Low	Close		Volume	Volume
21-Jul-11	No data available - Assume no trades					-	-
20-Jul-11	No data available - Assume no trades					-	-
19-Jul-11	0.13	0.13	0.13	0.13		-	-
18-Jul-11	0.13	0.13	0.13	0.13		1,900	252
17-Jul-11	0.12	0.12	0.12	0.12		-	-
14-Jul-11	0.12	0.12	0.12	0.12		-	-
13-Jul-11	0.12	0.12	0.12	0.12		-	-
12-Jul-11	0.12	0.12	0.12	0.12		-	-
11-Jul-11	0.12	0.12	0.12	0.12		-	-
10-Jul-11	0.12	0.12	0.12	0.12		-	-
7-Jul-11	0.11	0.12	0.11	0.12		15,100	1,809
6-Jul-11	0.12	0.12	0.12	0.12		-	-
5-Jul-11	0.12	0.12	0.12	0.12		-	-
4-Jul-11	0.12	0.12	0.12	0.12		-	-
30-Jun-11	0.12	0.12	0.12	0.12		-	-
29-Jun-11	0.12	0.12	0.12	0.12		100	12
28-Jun-11	0.09	0.09	0.09	0.09		-	-
27-Jun-11	0.09	0.09	0.09	0.09		200	18
26-Jun-11	0.11	0.11	0.11	0.11		10,000	1,100
23-Jun-11	0.11	0.11	0.11	0.11		-	-
22-Jun-11	0.11	0.11	0.11	0.11		1,000	110
21-Jun-11	0.10	0.11	0.10	0.10		3,650	379
20-Jun-11	0.11	0.11	0.11	0.11		4,500	495
19-Jun-11	0.11	0.11	0.11	0.11		17,000	1,870
16-Jun-11	0.11	0.11	0.11	0.11		15,000	1,692
15-Jun-11	0.11	0.11	0.11	0.11		17,308	1,904
14-Jun-11	0.10	0.10	0.10	0.10		-	-
13-Jun-11	0.12	0.12	0.10	0.10		3,710	381
12-Jun-11	0.11	0.11	0.11	0.11		1,000	110
9-Jun-11	0.12	0.12	0.12	0.12		-	-
8-Jun-11	0.12	0.12	0.12	0.12		-	-
7-Jun-11	0.12	0.12	0.12	0.12		150	17
6-Jun-11	0.11	0.12	0.11	0.12		33,888	3,897
5-Jun-11	0.11	0.11	0.11	0.11		1,000	113
2-Jun-11	0.11	0.11	0.11	0.11		-	-
1-Jun-11	0.11	0.11	0.11	0.11		20,000	2,200
31-May-11	0.12	0.12	0.11	0.11		4,000	440
30-May-11	0.12	0.12	0.11	0.11		21,186	2,330
26-May-11	0.12	0.12	0.12	0.12		500	59
25-May-11	0.15	0.15	0.15	0.15		-	-
24-May-11	0.15	0.15	0.15	0.15		-	-
23-May-11	0.15	0.15	0.15	0.15		-	-
22-May-11	0.14	0.15	0.14	0.15		3,400	499
19-May-11	0.12	0.15	0.12	0.15		6,000	881
18-May-11	0.13	0.13	0.13	0.13		-	-
17-May-11	0.14	0.14	0.13	0.13		6,000	780
16-May-11	0.15	0.15	0.12	0.12		16,000	1,920
15-May-11	0.14	0.14	0.10	0.10		14,420	1,497
12-May-11	0.14	0.14	0.14	0.14		-	-
11-May-11	0.14	0.14	0.14	0.14		220	31
10-May-11	0.14	0.14	0.14	0.14		-	-
9-May-11	0.11	0.14	0.11	0.14		5,000	694
8-May-11	0.14	0.14	0.14	0.14		-	-
5-May-11	0.10	0.14	0.10	0.14		6,000	833
4-May-11	0.11	0.11	0.11	0.11		-	-
3-May-11	0.11	0.11	0.10	0.11		1,700	187
2-May-11	0.11	0.11	0.11	0.11		2,300	253
1-May-11	0.11	0.11	0.11	0.11		-	-
28-Apr-11	0.11	0.11	0.11	0.11		-	-
27-Apr-11	0.11	0.11	0.11	0.11		-	-
26-Apr-11	0.11	0.11	0.11	0.11		3,600	396
25-Apr-11	0.11	0.11	0.11	0.11		-	-
24-Apr-11	0.11	0.11	0.10	0.11		3,000	330
20-Apr-11	0.10	0.10	0.10	0.10		6,000	600
					TOTALS	244,832	28,090

Weighted Average Transaction Price					$0.1147

Average Daily Volume					3,949
Maximum Daily Volume					33,888
Minimum Daily Volume					0

Number of Shares Issued and Outstanding 7/21/11					34,370,857

Indicated Market Capitalization (Based on Weighted Ave.)					$3,780,794	Marketable Minority
Control Premium					35%
Lack of Marketability Discount					(12%)
Indicated Market Capitalization (Based on Weighted Ave.)					$4,491,584	Control with Limited Marketability
	Per Share Price				$0.1307

Source: www.google.com

EXHIBIT 7
Alpine Air Express, Inc.
Historical & Adjusted Balance Sheets
As of April 30, 2011

	As of April 30,			As a % of Assets
	Actual		Adjusted	Actual	Adjusted
	2011	Adjustment	2011	2010	2011
Current Assets
Cash & Equivalents	1,221,813		1,221,813	4.2%	4.7%
Accounts Receivable	1,919,447	(493,501)	1,425,946	6.7%	5.5%
Note Receivable	237,949	(100,000)	137,949	0.8%	0.5%
Inventories	2,080,032	(815,908)	1,264,124	7.2%	4.9%
Prepaid Expenses	238,780	(99,427)	139,353	0.8%	0.5%
Deposits	64,268		64,268	0.2%	0.2%
Cash Value of Insurance Policy	85,572		85,572	0.3%	0.3%
Deferred Income Tax	170,000		170,000	0.6%	0.7%
Total Current Assets	6,017,861	(1,508,836)	4,509,025	20.9%	17.4%
Property & Equipment (net)	22,615,275	(1,271,275)	21,344,000	78.6%	82.6%
Other Assets	133,377	(133,377)	-	0.5%	0.0%
Total Other Assets	133,377	(133,377)	-	0.5%	0.0%
Total Assets	28,766,513	(2,913,488)	25,853,025	100.0%	100.0%
Current Liabilities
Accounts Payable	794,038		794,038	2.8%	3.1%
Income Tax Payable	51,000		51,000	0.2%	0.2%
Accrued Liabilites	1,167,944	(167,500)	1,000,444	4.1%	3.9%
Dividends Payable	35,992		35,992	0.1%	0.1%
Deferred Revenue	260,797		260,797	0.9%	1.0%
Line of Credit	-		-	0.0%	0.0%
Current Portion of Long-Term Debt	1,259,000		1,259,000	4.4%	4.9%
Total Current Liabilities	3,568,771	(167,500)	3,401,271	12.4%	13.2%
Non-Current Liabilities
Deferred Tax Liability	2,569,000	(1,043,475)	1,525,525	8.9%	5.9%
Deferred Gain on Sale of Asset	-		-	0.0%	0.0%
Dividend Payable	-		-	0.0%	0.0%
Long-Term Debt	7,147,657		7,147,657	24.8%	27.6%
Total Non-Current Liabilities	9,716,657	(1,043,475)	8,673,182	33.8%	33.5%
Total Liabilities	13,285,428	(1,210,975)	12,074,453	46.2%	46.7%
Preferred Stock	6,736,960		6,736,960	23.4%	26.1%
Shareholders' Equity
Common Stock	34,476		34,476	0.1%	0.1%
Additional Paid-In Capital	2,286,349		2,286,349	7.9%	8.8%
Retained Earnings	6,423,300	(1,702,512)	4,720,788	22.3%	18.3%
Total Equity	8,744,125	(1,702,512)	7,041,613	30.4%	27.2%
Total Liabilities and Stockholders' Equity	28,766,513	(2,913,488)	25,853,025	100.0%	100.0%
Estimated Net Asset Value
Net Asset Value (shareholders' equity)			7,041,613
Less: Liquidation Fees @ 5%			(1,074,097)
Less: Certain Operating Expenses for 6 months			(400,000)
Estimated Net Asset Value			5,567,515

 APPENDIX A

Certification

Certification

      I certify that, to the best of my knowledge and belief:

·

the statements of fact contained in this report are true and correct.

·

the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

·

I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

·

my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

·

my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and the American Society of Appraisers Business Valuation Standards.

·     no one provided significant professional assistance to the persons signing this certification.

Ricardo Miranda, ASA

ACCREDITED SENIOR APPRAISER AMERCIAN SOCIETY OF APPRAISERS

APPENDIX B

Statement of Limiting Conditions

STATEMENT OF LIMITING CONDITIONS

The following conditions are an integral part of this financial opinion of Alpine Air Express, Inc. (“the Company”), prepared by Houlihan Valuation Advisors (“HVA”):

Neither HVA nor its principals have any present or intended interest in the Company. HVA's fees for this opinion are based on professional time charges and are in no way contingent upon the final opinion determined herein.

The value opinion expressed herein is valid only for the stated purpose and the date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

Valuation is an imprecise science, with value being a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this opinion was prepared and the conclusion arrived at independently using conceptually sound and commonly accepted methods of valuation.

In preparing the opinion, we used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections, or other information, prepared or provided by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

Publicly available information utilized herein, (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representations as to its accuracy.

This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of this report unless arrangements for such future services have been made.

This valuation opinion and the conclusions contained herein are necessarily based on market and economic conditions as they existed at the date of valuation.

The principals of HVA assigned to this engagement are senior members in good standing with the American Society of Appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the business valuation standards I through IX set forth by the American Society of Appraisers.

APPENDIX C

Internal Revenue Ruling 59-60

REVENUE RULING #59-60

SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.

(Also Section 2512.)

(Also Part II, Sections 811 (k), 1005 Regulations 105, Section 81.10.)

In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1. Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2. Background and Definitions

.01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations.  Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

.02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.  Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

.03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family.  The result of this situation is that little, if any, trading in the shares takes place.  There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

Section 3. Approach to Valuation

.01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case.  No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases.  Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science.  A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

.02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future.  The value of shares of stock of a company with very uncertain future prospects is highly speculative.  The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

.03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented.  When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used.  In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4. Factors to Consider

.01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

(a) The nature of the business and the history of the enterprise from its inception.

(b) The economic outlook in general and the condition and outlook of the specific industry in particular.

(c) The book value of the stock and the financial condition of the business.

(d) The earning capacity of the company.

(e) The dividend-paying capacity.

(f) Whether or not the enterprise has goodwill or other tangible value.

(g) Sales of the stock and the size of the block to be valued.

(h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

.02 The following is a brief discussion of each of the foregoing factors:

(a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business.  For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable.  The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes.  Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

(b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied.  It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors.  Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries.  Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition.  The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities.  The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise.  In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services.  For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services.  Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services.  These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

(c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules.  These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true.  In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly.  Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

(d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years.  Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured.  Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not produce a realistic valuation.  If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

(e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past.  Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay dividends.  Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company.  It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

(f) In the final analysis, goodwill is based upon earning capacity.  The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets.  While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business.  The enterprise has a value as an entity.  Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

(g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value.  This is especially true in the valuation of a controlling interest in a corporation.  Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value.  The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

(h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date.  In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained.  For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.

Section 5. Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business.  To illustrate:

(a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

(b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company.  Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets.  The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

Section 6. Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate.  A determination of the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country.  Wide variations will be found even for companies in the same industry.  Moreover, the ratio will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business; (2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7. Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value.  For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result. Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8. Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer.  Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value.  Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.) Section 9. Effect on Other Documents Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.1

1Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237

244.

APPENDIX D

Credentials of HVA Professionals

                                   RICK MIRANDA, ASA

HOULIHAN VALUATION ADVISORS

4525 Wasatch Blvd, Suite 333

 Salt Lake City, UT 84124

 (801) 277-0700

 Miranda.HVASLC@gmail.com

EMPLOYMENT HISTORY

2001 to

          HOULIHAN VALUATION ADVISORS. Principal & Valuation Consultant.  Salt Lake City

Present

           - Perform business valuations for companies to assist company management in raising capital, establishing

  ESOP programs, addressing estate and tax planning considerations, and for merger and acquisition activities.

-Prepare fairness opinions assessing the fairness of the financial terms of a transaction to shareholders and provide evidence that reasonable business judgment was used. -Conduct business development activities with other service providers to gain engagements. -Provide expert witness testimony for litigation support.

-Provide consulting services regarding the creation of business plans and financial models to assist companies with growth initiatives.

-Conduct valuations pursuant to SFAS 142 to assess potential impairment of goodwill and intangible assets.

1999 to          NBO, Inc. Chief Financial Officer. Salt Lake City.

2001                - Managed the financial growth of the Company from sales of $4.3 million in FY 99 to $40 million in FY 01.

 - Responsible for writing the Company’s business plan and preparing financial projections.  This material was used in private Placement Memoranda and other documentation for capital raising activities.  During my tenure, NBO completed $7.5 million and $2.2 million private equity offerings and prepared an additional offering for $2.0 million.

- Prepared an analysis of the requirements for becoming a reporting company when NBO reached 500 shareholders.

- Served as liaison with accredited investors, investment bankers, auditors and lawyers.

- Prepared a variety of analyses to value NBO relative to other comparable companies in its industry.

- Supervised Controller and staff of five on accounting operations and reporting to clients.

1998 to            INVEST LINC CAPITAL. Director & Senior Investment Analyst. Provo.

1999                  - Responsible for business origination. Designed pitchbook outlining ILC’s capabilities.  Prospected for clients, participated in marketing meetings and calls.  Negotiated terms of engagement.

                          - Executed transactions: Conducted due diligence, performed valuations, wrote business plans and roadshow presentations for clients, summarized transactions to partners.

                           -Established document and model infrastructure for ILC, including financial projection model, comparable analysis template, pitchbooks, due diligence lists, etc.

1996 to          PARADIGM MEDICAL INDUSTRIES, Inc. Director, Business Development. Salt Lake City.                  1997                    - Responsible for budget planning, execution, and variance analysis.  Supervised Controller.

-Conducted all shareholder activities including annual meeting preparation, preparation of  proxy materials,

 answering information requests, maintaining web site, and taking investor calls.

-Liaison with investment banking community.  Received calls from banking community and provided them with timely updates on company developments. Met with bankers regarding potential capital market activities.

-Conducted analyses and wrote business plans for a new product.

-Wrote Management Discussion & Analysis section and others for SEC reports.

-Implemented program to convert Preferred Shares to Common Shares serving as transfer agent for the Preferred

 Shares.

-Wrote and disseminated press releases.

1995 to              AMERICAN STOCK EXCHANGE.  Director of Investment Banking Services. New York.

1996                    -Responsible for establishing and improving relationships with investment banking community in order to increase listings at the Exchange.

-Developed marketing materials and conducted meetings with investment bankers actively seeking potential listings and discussing the Exchange’s virtues as a marketplace.

- Prepared a strategy to gain favor with investment banks by levering capital needs of AMEX listed companies.

- Conducted comparative analyses on aftermarket performance of Nasdaq stocks to promote transfers to the

  AMEX.

- Attended industry conferences representing the Exchange.

1993 to               OPPENHEIMER & Co., Inc. International Investment Banking.  Associate. New York.

1995                    - Established a $160 million private equity fund in Argentina to purchase recently privatized or restructured companies.

- Valued an Argentine oil & gas concession to advise client on acquisition bid.

- Prepared a $75 million equity offering for an Argentine real estate company.

- Participated in various due diligence sessions and client meetings that required travel to Latin America.

1992 to              LEHMAN BROTHERS Inc. Emerging Markets Group. Corporate Analyst. New York.

1993                    - Lead Managed a $125 million Eurobond for Gruma S.A. and Co-Lead Managed $100 million equity offering for GIMSA, a Gruma subsidiary.

- Arranged a $1 billion Medium Term Note Program for the Republic of Argentina.

- Performed valuations: comparable company, discounted cash flow and comparable transaction analyses.

- Prepared numerous equity and debt presentations promoting Lehman Brothers’ capabilities to potential clients.

1990 to              DOLE FRUIT COMPANY. Manager of Diversified Activities/Financial Analyst.  Ecuador.

1991                    -Managed all aspects of the Division’s diversified activities.  Represented the Division at meetings with the

  Bush Delegation for the Andean Initiative (Non-traditional exports), and Ecuadorian Ministry of Agriculture.

-Prepared a $180 million annual cost budget and $10 million capital budget, executing quarterly budget revisions  and supporting analyses for capital expenditures.

-Submitted the Division’s periodic report on Ecuador’s economic and political climate to the President of  Dole Fresh Fruit International

1986 to             INTER-AMERICAN FOUNDATION. Program Assistant. Washington, D.C.

1988                    - Prepared report on networking among Foundation grantees in Latin America and the Caribbean.

                              Prepared briefing materials for reports to the Board of Directors and US Congress.

- Managed In-Service Contracts with outside consultants.

- Participated in, and summarized project reviews for the Vice President for Programs.

1983 to              PEACE CORPS/PARAGUAY. Cooperative Advisor.

1985                 - Conducted needs assessment, feasibility study and cost/benefit analysis for project potential. Wrote and coordinated a $10,000 USAID grant for a dairy project.

EDUCATION

TUFTS UNIVERSITY, Fletcher School of Law and Diplomacy.  MALD Degree 1990.

Areas of Study:  International Finance, International Energy and Resource Policy, and Western Hemisphere

        Diplomacy.

Recipient, CIGNA Scholarship.  Presented to students who excel in International Finance.

President, International Business Group.

ST. LAWRENCE UNIVERSITY. Bachelor Degree, 1982. Economics-Government Double Major.  Dean’s List 1980.

AMERICAN SOCIETY OF APPRAISERS. Accredited Senior Appraiser (ASA).

Senior Member of the American Society of Appraisers, Business Valuation.

ASSOCIATIONS

President American Society of Appraisers, Chapter 40: Served as President of the Utah Chapter of the ASA. July, 2008 to June, 2010.

PRESENTATIONS

“Negotiating Rough Terrain: Driving the Value of Emerging Companies.” T2M Basecamp.  Salt Lake

City,   UT, May 2003.

“SFAS 141 & 142: Goodwill and Intangible Assets.” Utah Bar Securities Section.  Sun Valley, ID August 2002.

SKILLS

Computer Experience, Excel, Word, Powerpoint, Windows, Bloomberg, Mergerstat, and various valuation sources.  Spanish, Fluent. Foreign Service Institute Rating of “4”. Fletcher School rating of Advanced Professional.